EXHIBIT 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

	Three Months Ended September 30,
Millions of Dollars, Except Ratios	2004	2003
Earnings:
Net income	$207	$317
Equity earnings net of distributions	(21)	(14)

Total earnings	186	303

Income taxes	115	182

Fixed charges:
Interest expense including amortization of debt discount	123	124
Portion of rentals representing an interest factor	51	40

Total fixed charges	174	164

Earnings available for fixed charges	$475	$649

Ratio of earnings to fixed charges	2.7	4.0